SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
Amendment No. 2
to
ANNUAL REPORT
of
PROVINCE OF MANITOBA
CANADA
(Name of Registrant)
Date of end of last fiscal year: March 31, 2008
SECURITIES REGISTERED*
(As of close of fiscal year)

	Amounts as to	Names of
	which registration	exchanges on
Title of issue	is effective	which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:
DANIEL SULLIVAN
JOHN MCNAB
Canadian Consulate General
1251 Avenue of the Americas
New York, New York 10022
Copies to:

ROBERT E. BUCKHOLZ, JR. Sullivan & Cromwell 125 Broad Street New York, New York 10004	Diane Gray Deputy Minister of Finance Province of Manitoba Department of Finance Winnipeg, Manitoba Canada

*	The Registrant filed this annual report on a voluntary basis.

     The undersigned registrant hereby amends the following items, financial statements, exhibits or other portions of its Annual Report on Form 18-K for the fiscal year ended March 31, 2008, as set forth in the pages attached hereto:
Exhibit 99.1	Quarterly Financial Report of the Province of Manitoba for the Nine Months — April to December 2008.
SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to its Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, at Winnipeg, Canada on March 20, 2009.

Province of Manitoba
By:	/s/ Deborah Deen
Deborah Deen

EXHIBIT INDEX

Exhibit
Number	Description	Page

99.1	Quarterly Financial Report of the Province of Manitoba for the Nine Months — April to December 2008.